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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 14.9
GMX RESOURCES INC.

(Name of Issuer)
Common Stock, .001 par value

(Title of Class of Securities)
38011M108
(CUSIP Number)
Rule 13d-2(b)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            38011M108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William C. Newton ("WCN") Gloria A. Newton ("GAN")

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒ Husband/Wife

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
WCN = 900,000(1)

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
WCN = 900,000(1)

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
WCN = 900,000(2) GAN = 900,000(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
WCN = 13.53%(3) GAN = 13.53%(3)

12.	Type of Reporting Person (See Instructions)
WCN = IN GAN = IN

(1)
Includes 25,000 shares held by Newton Discretionary Trust, as to which WCN is the sole trustee; and 775,000 shares and 100,000 warrants held by Newton Investment Partners, as to which WCN is the managing partner.
(2)
Includes 100,000 shares of Common Stock that may be acquired upon the exercise of warrants. Amount reported represents the aggregate amount beneficially owned jointly by WCN and GAN, husband and wife.
(3)
Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,650,000 (6,550,000 issued and outstanding + 100,000 shares of Common Stock that may be acquired upon the exercise of warrants) shares of the stock outstanding. Percentage reported represents the aggregate percentage beneficially owned jointly by WCN and GAN, husband and wife.

  CUSIP No.              38011M108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Newton Investment Partners ("NIP") (83-0324379)

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
875,000(1)

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
875,000(1)

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
NIP = 875,000(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
NIP = 13.16%(3)

12.	Type of Reporting Person (See Instructions)
NIP = PN

(1)
Sole Voting and Dispositive Power vested with managing partner, currently WCN.
(2)
Includes 100,000 shares of Common Stock that may be acquired upon the exercise of warrants. Amount reported from same block of stock beneficially owned jointly by WCN and GAN.
(3)
Assumes pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,650,000 (6,550,000 issued and outstanding + 100,000 shares of Common Stock that may be acquired upon the exercise of warrants) shares of the stock outstanding. Percentage reported incorporates the same block of stock beneficially owned jointly by WCN and GAN.

Item 1.

(a)	Name of Issuer
GMX RESOURCES INC

(b)	Address of Issuer's Principal Executive Offices
ONE BENHAM PLACE 9400 NORTH BROADWAY, SUITE 600 OKLAHOMA CITY, OK 73114

Item 2.

(a)	Name of Person Filing

William C. Newton ("WCN")
Gloria A. Newton ("GAN")
Newton Investment Partners ("NIP")
WCN, GAN and NIP are filing this Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1). Attached to this statement as Exhibit A is the Joint Filing Agreement of WCN, GAN and NIP pursuant to Rule 13d-1(k)(1) (iii).

(b)	Address of Principal Business Office or, if none, Residence
c/o NOTWEN CORPORATION 660 EAST BROADWAY Jackson Hole, Wyoming 83001

(c)	Citizenship
WCN and GAN: United States of America NIP: Wyoming

(d)	Title of Class of Securities
Common Stock, .001 par value

(e)	CUSIP Number
38011M108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
WCN = 900,000(1) GAN = 900,000(1) NIP = 875,000(1)

(b)	Percent of class:

WCN = 13.53%(2) GAN = 13.53%(2) NIP = 13.16%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
WCN = 900,000(3) NIP = 875,000(4)

	(ii)	Shared power to vote or to direct the vote

0

	(iii)	Sole power to dispose or to direct the disposition of
WCN = 900,000(3) NIP = 875,000(4)

	(iv)	Shared power to dispose or to direct the disposition of
0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

(1)
Includes 100,000 shares of Common Stock that may be acquired upon the exercise of warrants. Amount reported from same block of stock beneficially owned by reporting persons.

(2)
Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,650,000 (6,550,000 issued and outstanding + 100,000 shares of Common Stock that may be acquired upon the exercise of warrants) shares of the stock outstanding. Percentage reported represents the same block of stock beneficially owned by reporting persons.

(3)
Includes 25,000 shares held by Newton Discretionary Trust, as to which WCN is the sole trustee; and 775,000 shares and 100,000 warrants held by Newton Investment Partners, as to which WCN is the managing partner.

(4)
Sole Voting and Dispositive Power vested with managing partner, currently WCN.

Item 10. Certification

        (a)    The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        (b)    The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/14/03
Date
/s/ WILLIAM C. NEWTON
Signature
William C. Newton
Name/Title
/s/ GLORIA A. NEWTON
Signature
Gloria A. Newton
Name/Title

Newton Investment Partners
/s/ WILLIAM C. NEWTON
Signature
William C. Newton
Managing Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer of general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations
                      (See 18 U.S.C. 1001)

EXHIBIT "A"

Joint Filing Agreement

        William C. Newton, Gloria A. Newton and Newton Investment Partners (collectively, the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13G (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of GMX Resources, Inc., on behalf of and in satisfaction of the obligations of all Parties and that they shall amend the Statement from time to time as required by rules issued under the Securities Exchange Act of 1934, as amended.

        Each Party represents and warrants that such Party is eligible to use Schedule 13G with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendment thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning any other Party, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, or amendments thereto, by a Party shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and such Party neither knows nor has any reason to believe that information concerning any other Party contained therein is either incomplete or inaccurate.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but taken together shall constitute one and the same instrument.

        In Witness Whereof, the Parties have executed this Joint Filing Agreement this 14th day of February, 2003.

Newton Investment Partners

By:	/s/ WILLIAM C. NEWTON William C. Newton, Managing Partner

/s/ WILLIAM C. NEWTON William C. Newton

/s/ GLORIA A. NEWTON Gloria A. Newton

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SIGNATURE
EXHIBIT "A" Joint Filing Agreement